Exhibit 99.1

Constellium Reports Solid First Quarter 2015 Financial Results Including Wise Metals

Amsterdam, May 14, 2015 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the first quarter ended March 31, 2015. Highlights below are in comparison to the first quarter of 2014.

•	Shipments of 381 thousand metric tons, up 41%

•	Revenue of €1.4 billion, up 58%

•	Adjusted EBITDA of €95 million, up 34%

•	P&ARP revenue more than doubles due to the acquisition of Wise Metals

•	Automotive rolled shipments up 19%; Automotive extruded shipments up 12%

•	Positive foreign exchange impact on Adjusted EBITDA partially offset by negative effect of premiums

•	Diluted EPS of (€0.30); EPS excluding unrealized losses on derivatives of (€0.02)

Constellium reported solid first quarter 2015 results, including Wise Metals, our newly acquired Muscle Shoals, Alabama packaging facility, which is reported in our P&ARP segment.

Revenues for the first quarter of 2015 were €1.4 billion, an increase of 58% or €510 million from the first quarter 2014, of which €359 million was contributed by Muscle Shoals. Adjusted EBITDA was €95 million, which represented an increase of 34% from the first quarter 2014 Adjusted EBITDA of €71 million.

First quarter 2015 shipments were 381k metric tons, an increase of 41% from Q1 2014, of which 120k metric tons were contributed by Muscle Shoals. Adjusted EBITDA per metric ton for the first quarter 2015 was €250, representing a slight decrease from €263 reported in Q1 2014.

Commenting on the first quarter 2015 results, Pierre Vareille, Constellium’s Chief Executive

Officer said: “First quarter results reflect the inclusion of our newly acquired Muscle Shoals, Alabama facility into our P&ARP business and continued growth in our automotive rolled and extruded product businesses. We are experiencing strong demand across all of our targeted business segments and we continue to focus on improving our A&T operations. In addition, strong global demand for our broad range of innovative automotive products validates our ambitious expansion plans in this industry.”

y	Quarter Highlights and Recent Developments

On January 5, 2015, Constellium completed the Wise Metals acquisition. With this acquisition, Constellium now has access to 450k metric tons of hot mill capacity from the widest strip mill in North America, a strategic position from which to continue growing its North American presence.

In January 2015, Constellium announced that it is one of the largest suppliers for high-strength aluminium structural parts to Ford Motor Co. for the new Ford F-150 pickup truck, the largest automobile platform in the U.S.

In February 2015, Constellium announced that it is investing €23 million in its manufacturing site located in Decin, Czech Republic to increase capacity in the production of hard alloy bars and profiles.

In April 2015, Constellium unveiled its newly expanded plant in Van Buren, Michigan as part of its strategic position to take full advantage of the growing automotive demand for aluminium structures in North America. The 210,000 square foot expansion project has doubled its plant manufacturing capacity for a total investment of $40 million.

In April 2015, Constellium announced its decision to build a second Body-in-White finishing line in the U.S. to further support the growing demand for aluminium from the U.S. automotive industry. The investment is expected to reach $160 million over the next three years and is part of the previously announced $750 million strategic plan to increase Body-in-White production capacity by 200k metric tons by 2022.

y	Group Summary

	Q1 2015	Q1 2014	Var.
Shipments (k metric tons)	381	269	41%
Revenues (€ millions)	1,393	883	58%
Adjusted EBITDA (€ millions)	95	71	34%
Adjusted EBITDA per metric ton (€)	250	263	(5%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate (see page 12).

y	Results by Segment

y	Packaging & Automotive Rolled Products (P&ARP)

	Q1 2015	Q1 2014	Var.
Shipments (k metric tons)	266	156	71%
Revenues (€ millions)	774	361	115%
Adjusted EBITDA (€ millions)	53	27	98%
Adjusted EBITDA per metric ton (€)	198	171	16%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The integration of Wise Metals is progressing according to plan and consolidation of the Muscle Shoals facility resulted in a positive impact to the P&ARP segment with a 71% growth in shipments to 266k metric tons, and a 98% increase in Adjusted EBITDA to €53 million. Adjusted EBITDA per metric ton of €198 for P&ARP grew by 16% over the same period in the prior year. The increase in shipments and revenue reflects both the newly acquired Muscle Shoals facility and strong growth in automotive rolled products. The segment Adjusted EBITDA was also impacted by a positive €4 million foreign exchange effect and an unfavorable metal premium effect of €1 million in this quarter.

The P&ARP investments in Body-in-White finishing projects are proceeding according to plan in both Europe and in the U.S. In our Neuf-Brisach facility, the 100 kt expansion is expected to begin production in the second half of 2016 and in Bowling Green, Kentucky, the 100 kt expansion for our joint venture with UACJ is expected to begin production in the first half of 2016.

y	Aerospace & Transportation (A&T)

	Q1 2015	Q1 2014	Var.
Shipments (k metric tons)	59	61	(3%)
Revenues (€ millions)	351	300	17%
Adjusted EBITDA (€ millions)	27	24	13%
Adjusted EBITDA per metric ton (€)	460	395	16%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

First quarter 2015 results in the A&T segment improved to €27 million of Adjusted EBITDA, a 13% increase when compared to the first quarter of 2014. Shipments were 59k metric tons and represent a decrease of 3% from the same period last year, primarily driven by a slight decrease in transportation, industry, and other rolled products. First quarter 2015 A&T results significantly benefited from favorable foreign exchange of €12 million, partially offset by mix effects and an unfavorable metal premium impact of €2 million.

The recovery plans for this segment continue to progress as we are moving to restore and enhance our aerospace capacity in our Issoire, France and Ravenswood, West Virginia plants.

y	Automotive Structures & Industry (AS&I)

	Q1 2015	Q1 2014	Var.
Shipments (k metric tons)	56	53	5%
Revenues (€ millions)	271	228	19%
Adjusted EBITDA (€ millions)	18	20	(8%)
Adjusted EBITDA per metric ton (€)	320	366	(13%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved Adjusted EBITDA of €18 million in the first quarter of 2015, representing a decrease of 8% from the first quarter 2014 Adjusted EBITDA of €20 million. Shipments of 56k metric tons increased 5% from the same period in the prior year, while revenues increased by 19% to €271 million. Overall, the performance in Adjusted EBITDA and Adjusted EBITDA per metric ton in the first quarter of 2015 reflects the unfavorable effects of the Swiss franc revaluation for €1 million and increasing billet premiums for €2 million, which were partially compensated by better operational performance and a strong contribution from our automotive business.

The previously announced plant expansions in the AS&I group are making solid progress. In particular, our manufacturing facility in Van Buren, Michigan recently doubled its capacity and is ramping its output in order to meet the strong demand for automotive extruded products in North America.

y	Net income

Net income in the first quarter 2015 was a negative €31 million compared with a positive €30 million in the first quarter of 2014. The decrease was primarily attributable to unrealized losses on derivatives of €46 million in the first quarter of 2015 compared to €1 million of losses in the first quarter of 2014, and an increase in finance costs. The gains or losses arising from derivative instruments relating to trading transactions are recorded in segment Adjusted EBITDA only when realized.

y	Earnings per share

For the quarter ended March 31, 2015, the fully diluted earnings per share were a negative €0.30 versus a positive €0.28 per share for the same period in 2014. Fully diluted earnings per share are based on a weighted average number of ordinary shares of 105.3 million and 105.2 million for the years ended March 31, 2015 and 2014, respectively. Excluding the impact of unrealized gains and losses on derivative instruments, our earnings per share would have been a negative €0.02 and a positive €0.29 for the quarter ending March 31, 2015 and 2014, respectively.

y	Cash flow and liquidity

Adjusted free cash flow was a negative €72 million for the first quarter of 2015 versus a negative €48 million for the first quarter of 2014. This reflects an increase of capital expenditures from €33 million to €84 million for the first quarter of 2015 as a result of our growth initiatives. In addition, cash flows from operating activities, excluding margin calls, increased from a negative €15 million in the first quarter of 2014 to a positive €12 million in same period of 2015.

Following the acquisition of Wise Metals, the net debt at March 31, 2015 was €1.8 billion compared to €224 million at December 31, 2014 and our cash position was €352 million.

Our liquidity position remains strong. As of March 31, 2015, liquidity was nearly €700 million, comprised of €204 million available under our factoring facilities, €133 million available under our asset based lending facilities, €10 million available under our revolving credit facilities, and €352 million of cash and cash equivalents.

y	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

y	About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014. Constellium’s earnings materials for the quarter ended March 31, 2015 are also available on the company’s website (www.constellium.com).

UNAUDITED CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended March 31, 2015	Three months ended March 31, 2014

Revenue	1,393	883
Cost of sales	(1,252)	(766)

Gross profit	141	117

Selling and administrative expenses	(65)	(52)
Research and development expenses	(11)	(9)
Restructuring costs	—	(3)
Other (losses) / gains - net	(69)	3

(Loss) / income from operations	(4)	56

Other expenses	—	(1)

Finance income	55	—
Finance costs	(98)	(9)

Finance costs - net	(43)	(9)

Share of (loss) of joint-ventures	(1)	—

(Loss) / income before income tax	(48)	46

Income tax benefit / (expense)	17	(16)

Net (loss) / income from continuing operations	(31)	30

Discontinued operations
Net income from discontinued operations	—	—

Net (loss) / income for the period	(31)	30

Net (loss) / income attributable to:
Owners of the Company	(32)	29
Non-controlling interests	1	1

Net (loss) / income	(31)	30

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

(in millions of Euros)	Three months ended March 31, 2015	Three months ended March 31, 2014

From continuing and discontinued operations
Basic	(0.30)	0.28
Diluted	(0.30)	0.28
From continuing operations
Basic	(0.30)	0.28
Diluted	(0.30)	0.28
From discontinued operations
Basic	—	—
Diluted	—	—

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended March 31, 2015	Three months ended March 31, 2014

Net (loss) / income	(31)	30

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to income or loss
Remeasurement on post-employment benefit obligations	(59)	(26)
Deferred tax on remeasurement on post-employment benefit obligations	11	4
Cash flow hedges	(9)	—
Deferred tax on cash flow hedges	3	—
Items that may be reclassified subsequently to income or loss
Currency translation differences	33	—

Other comprehensive (loss)	(21)	(22)

Total comprehensive (loss) / income	(52)	8

Attributable to:
Owners of the Company	(53)	7
Non-controlling interests	1	1

Total comprehensive (loss) / income	(52)	8

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At March 31, 2015	At December 31, 2014

Assets
Non-current assets
Goodwill	376	11
Intangible assets	158	17
Property, plant and equipment	1,441	632
Investment in joint ventures	33	21
Deferred income tax assets	260	190
Trade receivables and other	54	48
Other financial assets	50	33

	2,372	952

Current assets
Inventories	707	432
Trade receivables and other	795	568
Other financial assets	86	57
Cash and cash equivalents	352	989

	1,940	2,046

Assets classified as held for sale	16	14

Total assets	4,328	3,012

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(259)	(207)

Equity attributable to owners of the Company	(95)	(43)
Non-controlling interests	7	6

	(88)	(37)

Liabilities
Non-current liabilities
Borrowings	2,071	1,205
Trade payables and other	42	31
Pension and other post-employment benefit obligations	754	654
Other financial liabilities	37	40
Provisions	121	61

	3,025	1,991

Current liabilities
Borrowings	206	47
Trade payables and other	1,039	872
Income taxes payable	9	11
Other financial liabilities	78	71
Provisions	50	49

	1,382	1,050

Liabilities classified as held for sale	9	8

Total liabilities	4,416	3,049

Total equity and liabilities	4,328	3,012

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with the owners
Share equity plan	—	—	—	—	—	4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non- controlling interests	Total equity
As at January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net income	—	—	—	—	—	—	(32)	(32)	1	(31)

Other comprehensive loss	—	—	(48)	(6)	33	—	—	(21)	—	(21)

Total comprehensive loss	—	—	(48)	(6)	33	—	(32)	(53)	1	(52)

Transactions with the owners
Share equity plan	—	—	—	—	—	1	—	1	—	1

As at March 31, 2015	2	162	(194)	—	5	7	(77)	(95)	7	(88)

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended March 31, 2015	Three months ended March 31, 2014

Cash flows from operating activities
Net (loss) / income from continuing operations	(31)	30
Adjustments for:
Income tax expense	(17)	16
Finance costs - net	43	9
Depreciation and Impairment	32	9
Restructuring costs and other provisions	(2)	2
Defined benefit pension costs	13	1
Unrealized losses / (gains) on derivatives net and from remeasurement of monetary assets and liabilities	46	3
Share of (profit) / loss of joint ventures	1	—
Other	1	2
Changes in working capital:
Inventories	(8)	(16)
Trade receivables	(48)	(93)
Margin calls	—	11
Trade payables	(2)	37
Other working capital	11	4
Changes in other operating assets and liabilities:
Provisions	(3)	(3)
Income tax paid	(9)	(4)
Pension liabilities and other post-employment benefit obligations	(15)	(12)

Net cash flows from / (used in) operating activities	12	(4)

Cash flows used in investing activities
Purchases of net assets on acquisition – net cash and cash equivalents	(348)	—
Purchases of property, plant and equipment	(84)	(33)
Investment in joint ventures	(9)	—
Proceeds from finance lease	1	1
Other investing activities	(1)	—

Net cash flows used in investing activities	(441)	(32)

Cash flows used in financing activities
Interests paid	(4)	(7)
Repayment of loans	(199)	(2)
Payment of deferred financing costs	(1)	—
Other financing activities	(10)	(8)

Net cash flows used in financing activities	(214)	(17)

Net decrease in cash and cash equivalents	(643)	(53)
Cash and cash equivalents - beginning of period	991	236
Effect of exchange rate changes on cash and cash equivalents	6	(1)

Cash and cash equivalents - end of period	354	182

Less: Cash and cash equivalents classified as held for sale	(2)	(3)

Cash and cash equivalents as reported in the Statement of financial position	352	179

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended March 31, 2015	Three months ended March 31, 2014
P&ARP	53	27
A&T	27	24
AS&I	18	20
Holdings and Corporate	(3)	—

Total	95	71

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended March 31, 2015	Three months ended March 31, 2014
Net (loss) / income	(31)	30
Income tax (benefit) / expense	(17)	16
(Loss) / income before income tax	(48)	46
Finance costs – net	43	9
Other expenses	—	1
Share of loss of joint-ventures	1	—
(Loss) / income from operations	(4)	56
Depreciation and impairment	32	9
Unrealized (gains) / losses from remeasurement of monetary assets and liabilities	(1)	2
Unrealized losses on derivatives	46	1
Wise acquisition and integration costs	10	—
Restructuring costs	—	3
Start-up and development costs	4	3
Metal price lag	(7)	2
Gain on Ravenswood OPEB plan amendment	—	(8)
Effect of purchase accounting adjustments	12	—
Other	3	3

Adjusted EBITDA	95	71

Reconciliation of Diluted EPS from continued and discontinued operations, excluding unrealized losses on derivatives

(in millions of Euros, except EPS in euros)	Three months ended March 31, 2015	Three months ended March 31, 2014
Net Income attributable to owners of the company	(32)	29
Unrealized losses on derivatives	46	1
Tax impact	(16)	—

Net income excluding unrealized losses on derivatives	(2)	30
Weighted average number of shares, fully diluted	105,266,930	105,230,138
EPS fully diluted and discontinued	(0.30)	0.28

EPS fully diluted continued and discontinued, excluding unrealized losses on derivatives	(0.02)	0.29

Reconciliation of cash flow from / (used in) operating activities to Adjusted free cash flow (a non-GAAP measure)

	Three months ended March 31, 2015	Three months ended March 31, 2014
Cash flow from / (used in) operating activities	12	(4)
Margin calls included in cash flow from operating activities	—	(11)
Cash flow from / (used in) operating activities excluding margin calls	12	(15)
Capital expenditures	(84)	(33)

Adjusted free cash flow	(72)	(48)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	March 31, 2015	December 31, 2014
Borrowings	2,277	1,252
Fair value of cross currency interest swap	(97)	(29)
Cash and cash equivalents	(352)	(989)
Cash pledged for issuance of guarantees	(12)	(10)

Net debt	1,816	224

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Diluted Earnings Per Share (EPS) from continued and discontinued operations, excluding unrealized losses and gains on derivative instruments, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs and management fees paid by the company to an affiliate of Apollo Global Management, LLC, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, acquisition and integration costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Diluted earnings per share (EPS) from continued and discontinued operations excluding unrealized losses and gains on derivative instruments, excludes unrealized losses and gains on derivatives and the relevant tax impact from net income and is divided by the weighted average number of shares outstanding.

Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Management believes that EPS from continued and discontinued operations excluding unrealized losses and gains on derivatives is useful to investors because it provides additional information that facilitates understanding the impact of unrealized gains and losses on derivatives on our results.

Diluted EPS, Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to EPS, borrowings or operating cash flows determined in accordance with IFRS.